Exhibit 99.1

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended

December 31, 2018 and 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and Board of Directors of Alio Gold Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alio Gold Inc., and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of (loss) earnings and comprehensive (loss) income, changes in equity and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 12, 2019

We have served as the Company's auditor since 2008.

ALIO GOLD INC.

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS AND COMPREHENSIVE (LOSS) INCOME

For the years ended December 31, 2018 and 2017

(In thousands of United States dollars)

	Note	2018	2017

Metal revenues	26	$104,527	$105,162

Cost of sales (including depreciation and depletion)	7a)	110,863	74,459

(Loss) earnings from mine operations		(6,336)	30,703

Corporate and administrative expenses	7b)	12,334	8,637
Loss on sale of asset	6	1,589	-
Impairment of El Sauzal Plant	10	8,963	-

(Loss) earnings from operations		(29,222)	22,066

Other income, net		333	370
Finance income, net	7c)	2,286	1,025
Gain (loss) on derivative contracts	22	14,091	(1,848)
Foreign exchange gain (loss)		116	(925)

(Loss) earnings before income taxes		(12,396)	20,688

Income taxes
Current tax expense	19	1,713	4,323
Deferred tax (recovery) expense	19	(65)	4,467
		1,648	8,790

(Loss) earnings and comprehensive (loss) income for the period		$(14,044)	$11,898

Weighted average shares outstanding:
Basic	20	68,456,434	39,409,369
Diluted	20	68,456,434	39,857,243

(Loss) earnings per share:
Basic	20	$(0.21)	$0.30
Diluted	20	$(0.21)	$0.30

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018 and 2017

(In thousands of United States dollars)

	Note	2018	2017

OPERATING ACTIVITIES
(Loss) earnings before income taxes		$(12,396)	$20,688
Items not affecting cash:
Depletion and depreciation	7a)	8,600	4,641
Finance income, net	7c)	(2,286)	(1,025)
(Gain) loss on derivative contracts	22a)	(9,653)	1,854
Share-based payments	18b), 18c)	894	1,287
Other provision revaluation		-	141
Loss on property sale	6	1,589	-
Impairment of El Sauzal Plant	10	8,963	-
Unrealized foreign exchange loss		29	542
		(4,260)	28,128
Changes in non-cash working capital items:
Trade and other receivables		(2,694)	(8,870)
Inventories		(13,108)	(10,889)
Advances and prepaid expenses		902	298
Trade payables and accrued liabilities		2,934	8,063
Income tax paid		(2,167)	(3,660)
Cash (used in) provided by operating activities		(18,393)	13,070

INVESTING ACTIVITIES
Expenditures on mineral properties, property, plant and equipment		(14,242)	(22,229)
Expenditures on exploration and evaluation		(15,283)	(16,099)
Proceeds from Coeur shares sale, net of transaction costs	6	17,815	-
Purchase of short-term investments		-	(20,000)
Short-term investments maturity		20,000	-
Interest received on short-term investments		236	33
Cash acquired in connection with Rye Patch, net of cash consideration paid	5	10,943	-
Refund of reclamation bonds	11	5,086	-
Caballo Blanco Property sale proceeds		-	2,500
Cash provided by (used in) investing activities		24,555	(55,795)

FINANCING ACTIVITIES
Repayment of equipment financing	14	(396)	-
Proceeds from equipment financing, net of transaction costs	14	2,200	-
Credit facility principal payments	13	(16,562)	-
Credit facility amendment fees	13	(165)	-
Interest payments	13, 14	(747)	(6)
Proceeds from equity financing, net of transaction costs	18a)	-	37,180
Proceeds from warrants exercise	18a)	-	2,803
Proceeds from options exercise	18a)	-	130
Cash (used in) provided by financing activities		(15,670)	40,107

Effects of exchange rate changes on the balance of cash held in foreign currencies		12	215

Decrease in cash and cash equivalents		(9,496)	(2,403)
Cash and cash equivalents, beginning of year		31,474	33,877
Cash and cash equivalents, end of year		$21,978	$31,474

Supplemental disclosure with respect to cash flows (note 21)

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of United States dollars)

		December 31,	December 31,
	Note	2018	2017

ASSETS
Current
Cash and cash equivalents		$21,978	$31,474
Short-term investments		-	20,082
Trade and other receivables	8	13,731	11,692
Inventories	9	64,298	21,984
Advances and prepaid expenses		1,972	1,258
Derivative asset	22	-	21
Total current assets		101,979	86,511

Non-current inventories	9	7,081	-
Mineral properties, plant and equipment, exploration and evaluation	10	228,349	149,124
Reclamation bonds	11	10,877	-
Total assets		$348,286	$235,635

LIABILITIES
Current
Trade payables and accrued liabilities	12	$36,484	$24,796
Current portion of equipment loans payable	14	1,342	-
Other provisions		1,412	-
Total current liabilities		39,238	24,796

Equipment loans payable	14	3,193	-
Other financial liability	16	2,441	-
Warrant liability	15	30	595
Deferred tax liabilities	19	11,433	7,972
Provision for site reclamation and closure	17, 25	37,630	4,101
Other provisions		-	1,380
Other	18c)	97	206
Total liabilities		94,062	39,050

EQUITY
Issued capital		323,685	253,491
Share-based payment reserve		20,614	19,125
Deficit		(90,075)	(76,031)
Total equity		254,224	196,585
Total liabilities and equity		$348,286	$235,635

Commitments and contingencies (note 25)

Events after the reporting period (note 8 and 22)

Approved by the Directors

“Greg McCunn”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2018 and 2017

(In thousands of United States dollars, except share numbers)

		Number of common shares	Issued capital	Share- based payment reserve	(Deficit) Retained earnings	Total equity
Balance at January 1, 2018	Note	44,678,701	$253,491	$19,125	$(76,031)	$196,585
Loss and comprehensive loss for the period		-	-	-	(14,044)	(14,044)
Shares issued to acquire Rye Patch Gold Corp.
Shares, net of share issuance costs	5, 18a)	39,105,365	69,518	-	-	69,518
Share options	5, 18b)	-	-	563	-	563
Shares issued to settle other financial liability	16	923,077	676	-	-	676
Equity settled share-based payments	18b)	-	-	926	-	926
Balance at December 31, 2018		84,707,143	$323,685	$20,614	$(90,075)	$254,224

Balance at January 1, 2017		35,562,847	$212,698	$18,317	$(87,929)	$143,086
Earnings and comprehensive income for the period		-	-	-	11,898	11,898
Equity settled share-based payments	18b)	-	-	892	-	892
Shares issued for cash equity financing	18a)	8,062,000	36,438	-	-	36,438
Shares issued on exercise of warrants	18a)	1,000,000	4,141	-	-	4,141
Shares issued on exercise of share options	18a)	53,854	214	(84)	-	130
Balance at December 31, 2017		44,678,701	$253,491	$19,125	$(76,031)	$196,585

The accompanying notes are an integral part of these consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Alio Gold Inc. was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V., Molimentales del Noroeste, S.A. de C.V. (“MdN”) and Minera Aurea, S.A de C.V. (“Minera Aurea”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico and Minera Aurea holds a 100% interest in the Ana Paula Property (“Ana Paula”), an exploration and evaluation asset in Guerrero, Mexico.

On May 25, 2018, Alio acquired all the outstanding common shares of Rye Patch Gold Corp. (“Rye Patch”) (note 5). Through the acquisition, Alio acquired 100% owned additional subsidiaries: Alio Gold (US) Inc. (formally Rye Patch Gold Corp.), Rye Patch Gold US Inc., Rye Patch Mining US Inc., Florida Canyon Mining Inc. (“FCMI”), Standard Gold Mining Inc., and RP Dirt Inc. FCMI owns the Florida Canyon Mine in Nevada, US.

The Company is listed for trading on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange American under the symbol ALO. The registered office of the Company is located at Suite 507 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

2.	BASIS OF PREPARATION
a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 12, 2019.

b)	Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, as specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below.

c)	Functional currency and presentation currency

The consolidated financial statements are presented in thousands of United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars, which are also stated in thousands.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

d)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3 that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation (note 10) have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit which may include geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

iii.	Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the year ended December 31, 2018. As a result of these impairment indicators, the Company assessed the San Francisco Mine and Ana Paula Project CGUs for impairment and concluded the recoverable value of each CGU was greater than its carrying value and no impairment was required.

iv.	Revenue recognition as a result of adopting IFRS 15
a.	Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the gold doré.

b.	Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's gold doré to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

v.	Business combination

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgements, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders. On May 25, 2018, the Company acquired Rye Patch Gold Corp. (note 5). The Company has concluded that the acquired assets and liabilities of Rye Patch constitute a business and therefore the transaction will be accounted for as a business combination in accordance with IFRS 3 - Business combinations.

e)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data.

The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties and plant and equipment (note 10), site reclamation and closure provisions (note 17), recognition of deferred tax amounts (note 19) and depreciation and depletion (note 10).

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

ii.	Depreciation and depletion (note 10)

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iii.	Deferred stripping costs (note 10)

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property and the life of mining phases. Changes in estimated life of mine strip ratios or life of phase strip ratios can result in a change to the future capitalization of stripping costs incurred and future depreciation and depletion charges.

iv.	Inventories (note 9)

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in process and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

The allocation of costs to ore in process and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

v.	Recoverable value of mineral properties, plant and equipment, exploration and evaluation assets

Where an indicator of impairment or impairment reversal exists (note 2(d)(iii)), a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

In determining the recoverable amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, in-situ values of the Company’s exploration and evaluation assets, costs of disposal of the mining properties and the appropriate discount rate. Reductions or increases in metal price forecasts; estimated future costs of production; estimated future capital expenditures; recoverable reserves and resources; estimated in-situ values; and discount rates can result in an impairment of the carrying amounts of the Company’s mineral properties, plant and equipment and exploration and evaluation assets.

vi.	Provision for site reclamation and closure (note 17)

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs taking into account inflation and discounted at a risk free rate. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

vii.	Current and deferred taxes (note 19)

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

viii.	Equity-settled share-based payments (note 18(b))

Share-based payments are measured at fair value. Options are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

ix.	Contingencies (note 25)

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

x.	Fair Value estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:

i.	The fair values of identifiable assets acquired and liabilities assumed;
ii.	The fair value of the consideration transferred in exchange for an interest in the acquiree; and,
iii.	The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

The Company has provisionally estimated the fair value of the acquired assets and assumed liabilities of Rye Patch as outlined in note 5. The finalization of the fair values of the assets acquired and liabilities assumed is expected to be reported no later than the Company’s March 31, 2019, interim financial statements, the final fair values may be materially different than the provisional fair values.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES

New and amended IFRS standards that are effective for the year ended December 31, 2018

i.	Financial instruments

On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes significant changes to hedge accounting. The standard was effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard using the modified retrospective approach. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities. The standard also had negligible impact on the carrying amounts of the Company’s financial instruments at the transition date.

The following summarizes the significant changes in IFRS 9 compared to IAS 39:

•

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of the Company’s financial assets on transition date.

•

The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of the Company’s financial assets on the transition date given the Company transacts exclusively with large established commodity trading firms and other organizations with strong credit ratings and the negligible historical level of customer default.

•

The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship". Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company had not designated any of its financial instruments as hedges as at December 31, 2018 and 2017, or upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. This change did not impact the Company’s disclosures in its consolidated financial statements for the year ended December 31, 2018.

ii.	Revenue recognition

On January 1, 2018, the Company adopted IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 18 - Revenue ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard was effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018, using the full retrospective approach without applying any practical expedients.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the ‘risks and rewards’ of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its gold doré sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. As such, no adjustment was required to the Company's financial statements.

Additionally, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. The Company has evaluated its sales agreements and concluded delivery of individual gold doré shipments are the only performance obligations in the contracts and accordingly there will be no change in the amount or timing of revenue recognition under the new standard.

iii.	Other narrow scope amendments/interpretations

The Company has adopted amendments to IFRS 2 - Share Based Payments and IFRIC 22 - Foreign Currency Transactions and Advance Consideration, which did not have an impact on the Company's financial statements.

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

Control exists where the parent entity has power over the investee and is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

c)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

d)	Short-term investments

Short-term investments are investments in Guaranteed Investment Certificates (“GICs”), which are current in nature, with an original maturity greater than three months.

e)	Revenue

The Company's primary product is gold. Other metals, such as silver, produced as part of the extraction process are considered to be by-products arising from the production of gold. Revenue relating to the sale of metals is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metal.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the metal; the Company has transferred physical possession of the metal to the customer; and the customer has the significant risks and rewards of ownership of the metal.

f)	Inventories

The Company predominantly produces gold and silver by-product. Inventories consist of ore in process, finished metal inventory (doré), and operational supplies. Doré represents a bar containing predominantly gold by value which must be refined into its saleable metals.

These inventories are valued at the lower of cost and net realizable value (“NRV”) after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in earnings or loss from operations as incurred. The Company reverses write-downs in the event that there is a subsequent increase in NRV.

i.	Ore in process

The recovery of gold and silver from the ore is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of recoverable gold in ore in process inventory.

ii.	Finished metal inventory

Finished metal inventory consists of doré bars containing gold and silver.

iii.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they meet the definition of property, plant and equipment.

g)	Mineral properties, plant and equipment, exploration and evaluation
i.	Mineral property development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated depletion and accumulated impairment losses. Costs associated with the commissioning of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the manner intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves forecast to be extracted over the life of the mine and the costs of abandoned properties are written off in the period in which that decision is made by management.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in earnings or loss as incurred. Write-offs due to impairment in value are charged to earnings or loss as incurred.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent future benefits to the mineral property, in which case stripping costs are capitalized.

Future benefits to the mineral property are demonstrated when stripping activity results in either immediate usable ore to produce finished gold doré bar inventory or improved access to sources of gold reserves that will be produced in future periods that would otherwise not have been accessible. Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne.

The Company includes stripping costs in its production costs using a strip ratio based on tonnes of material removed compared to the estimated strip ratio per each separately identifiable component. Periods where the actual strip ratio for the identifiable component exceeded the average life of phase strip ratio for that component resulted in deferral of the excess stripping costs as an asset recorded within mineral properties (note 10).

ii.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in earnings or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to earnings or loss as incurred.

iii.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and,
•	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of impairments and recoveries.

iv.	Depletion and depreciation

Mineral property costs, including deferred stripping costs, are depreciated when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods and rates for the years ended December 31, 2018 and 2017:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method or straight line method over expected life
Mine equipment and buildings	UOP method or straight line method over expected life (2 - 7 years)
Plant and equipment	UOP method

Depreciation commences on the date the asset is available for use.

h)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

•

by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and,

•	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to earnings or loss for the period.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at present value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is depreciated using either the straight-line method or UOP method, as appropriate.

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to earnings or loss for the period.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is depreciated on the same basis as the related asset.

i)	Share-based payments
i.	Equity-settled awards

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to earnings or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in earnings or loss with a corresponding entry to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and credited to earnings or loss. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

ii.	Cash-settled awards

Cash-settled awards are measured at fair value initially using the market value of the underlying shares on the day preceding the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is charged to earnings or loss. The cash-settled awards are recorded within liabilities until settled. The Company offers cash-settled awards (Deferred Share Units (“DSU”), Restricted Share Units (“RSU”), and Performance Share Units (“PSU”)) to certain employees and Directors of the Company.

Deferred share units

Under the DSU plan, each DSU has the same value as one common share listed on the TSX. DSUs will be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense in the period.

Restricted share units

Under the RSU plan, selected employees are granted RSUs where each RSU has a value equal to one common share listed on the TSX. RSUs fully vest at the end of three years and settle in cash at that time.

A liability for the RSUs is measured at fair value and is adjusted for changes in fair value at each reporting period. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense over the vesting period.

Performance share units

Under the PSU plan, selected employees are granted PSUs. PSUs fully vest at the end of a performance period and settle in cash at that time. Vesting, and therefore the liability, is based on the achievement of performance goals and target settlement.

The value of each PSU reflects the value of a common share listed on the TSX and the expected target settlement percentage which is dependent on the underlying share’s relative performance against certain competitors and other internal financial performance measures. Therefore, the fair value of the PSUs is determined with reference to the closing stock price at each revaluation date multiplied by the target settlement percentage which is estimated using a Monte Carlo valuation model.

A liability for the PSUs is measured at fair value and is adjusted for changes in fair value at each reporting period. At each reporting date and on settlement, the liability is remeasured, with any change in fair value recorded as compensation expense over the vesting period.

j)	Share purchase warrants
i.	US dollar denominated

US dollar denominated share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded in equity.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

ii.	Canadian dollar denominated

Share purchase warrants are classified as a warrant liability under the principles of IFRS 9 - Financial Instruments. As the exercise price of the share purchase warrant is fixed in Canadian dollars (C$) and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model or the listed trading price at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in earnings or loss as finance expense.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

k)	Issued capital

Common shares are classified as issued capital. Costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

l)	Financial Instruments

Financial assets and financial liabilities are recognized in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

m)	Financial assets

Classification of financial assets

Amortized cost:

Financial assets that meet the following conditions are measured subsequently at amortized cost:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include $35,897 included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

Fair value through other comprehensive income ("FVTOCI"):

Financial assets that meet the following conditions are measured at FVTOCI:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and,
•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company does not currently hold any financial instruments designated as FVTOCI.

Equity instruments designated as FVTOCI:

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

The Company does not currently hold any equity instruments designated as FVTOCI.

Financial assets measured subsequently at fair value through profit or loss:

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 3. The Company's financial assets at FVTPL include the reclamation bonds (note 11).

n)	Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Classification of financial liabilities

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

o)	Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

p)	Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

q)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to earnings or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in earnings or loss.

r)	Taxes
i.	Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

ii.	Deferred tax expense

Deferred tax is accounted for using the balance sheet liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in earnings or loss.

iii.	Mining taxes and royalties

Mining taxes and certain royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to a form of net income after adjustment for items comprising temporary differences.

s)	Earnings per share

Basic earnings per share (“EPS”) is calculated by dividing the earnings and comprehensive income of the Company by the basic weighted average number of common shares outstanding during the period. For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

t)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the weighted average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in earnings or loss in the period in which they are incurred.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2018. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

a)

In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will adopt IFRS 16 effective January 1, 2019.

Upon the adoption of IFRS 16, the Company expects to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Statements of Financial Position at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease assets and liabilities, respectively, will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time. The Company is currently evaluating the impact of applying IFRS 16.

5.	RYE PATCH ACQUISITION

On May 25, 2018 (“Closing Date”), the Company acquired all of the outstanding common shares of Rye Patch exchanging 0.48 of the Company’s shares (the “Exchange Ratio”) and cash consideration of C$0.001 for each common share of Rye Patch. This resulted in 39,105,365 common shares of the Company being issued and C$81 ($63) cash being paid to the former shareholders of Rye Patch.

In addition to the 39,105,365 common shares each Rye Patch share option and warrant, which gave the holder the right to acquire common shares of Rye Patch, was exchanged for a warrant and share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Warrants and Options”). The exercise price of the Replacement Warrants and Options was determined by dividing the exercise price of the Rye Patch warrants and share options by the Exchange Ratio.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

The 9,508,540 Replacement Warrants and 1,511,800 Options issued have been included in the consideration paid at their fair value based on the Black-Scholes pricing model using the following assumptions:

Replacement Warrants

May 25,
2018
Risk-free interest rate	1.9%
Expected life of warrants	0.2 - 3.2 years
Annualized volatility	25.9 - 45.7%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio warrants consideration granted upon acquisition, was C$0.21 ($0.16) per warrant.

Replacement Options

May 25,
2018
Risk-free interest rate	1.9 - 2.3%
Expected life of options	0.2 - 9.7 years
Annualized volatility	25.4 - 50.4%
Forfeiture rate	2.2%
Dividend rate	0.0%

The weighted average grant date fair value of the Alio share options consideration granted upon acquisition, was C$0.48 ($0.37) per option.

The transaction has been accounted for by the Company as a business combination. The transaction qualified as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, currently exist. The primary business of Rye Patch is the Florida Canyon Mine, an operating gold mine, in Nevada, Unites States. Rye Patch was acquired to diversify the Company’s asset base.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

The total consideration paid totalled $72,055 and has been allocated on a provisional basis to the assets acquired and liabilities based on their estimated fair values on the Closing Date as follows:

Consideration paid
39,105,365 Alio common shares	$69,771
9,508,540 Alio warrants	1,658
1,511,800 Alio share options	563
Cash paid	63
Total consideration	$72,055

Allocation of consideration
Cash and cash equivalents	$11,006
Trade and other receivables	552
Inventories	30,368
Advances and prepaid expenses	1,366
Mineral properties, plant and equipment, exploration and evaluation	71,413
Assets held for sale (note 6)	19,000
Reclamation bonds	16,047
Trade payables and accrued liabilities	(10,186)
Other financial liability	(5,000)
Provision for site reclamation and closure	(30,227)
Credit facility	(16,562)
Equipment loan payable	(2,431)
Derivative liability	(9,674)
Deferred tax liability	(3,617)
Net assets acquired	$72,055

The fair value of acquired receivables is equal to their gross contractual amount at the Closing date.

The initial accounting for the acquisition of Rye Patch has been provisionally determined at the end of the reporting period. The Company continues to evaluate the fair market value of the acquired mineral properties and deferred tax liabilities. Adjustments to mineral properties and deferred tax liabilities may occur in future periods as the fair value estimates are finalized (note 2(d)).

Financial and operating results of Rye Patch are included in the Company’s consolidated financial statements effective May 25, 2018. During the year ended December 31, 2018, the acquisition of Rye Patch contributed revenues of $37,340 and net earnings of $11,035.

Had the business combination been affected at January 1, 2018, pro forma revenues and net loss of the Company for the year ended December 31, 2018, would have been $127,296 and $15,938, respectively.

6.	PROPERTY SALE

In connection with the acquisition of Rye Patch, the Company acquired certain exploration properties comprising the Lincoln Hill Project, Wilco Project, Gold Ridge Property and other nearby claims. These exploration properties are non-core assets of the Company intended for disposal following the acquisition of Rye Patch and accordingly were classified as assets held for sale on acquisition (note 5). On November 19, 2018, the Company sold these exploration and evaluation assets to Coeur Rochester, Inc., a wholly-owned subsidiary of Coeur Mining, Inc. (“Coeur”). The Company received total consideration of $19,000, payable in common shares of Coeur valued based on the volume-weighted average stock price for the five-trading day period ending on the third day preceding the closing. The value of shares received measured at their fair market value on November 19, 2018, was $18,782.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the year ended December 31, 2018, the Company recorded a loss on disposal of $1,589, representing the total consideration less the book value of net assets sold and cost on disposal, represented as follows:

Fair value of proceeds
Cash received from disposal of Coeur common shares (1)	$17,815
Book value of net assets sold
Lincoln Hill Project, Wilco Project, Gold Ridge exploration and evaluation costs	(19,263)
Legal and other expenses	(141)
Loss on disposal	$(1,589)
(1)	During the year ended December 31, 2018, the Company incurred a loss on the sale of the Coeur shares of $967 (year ended December 31, 2017 - $nil).

7.	EXPENSES
a)	Cost of sales

Years ended December 31,
	2018	2017
Costs of contract mining	$57,854	$41,397
Crushing and gold recovery costs	48,981	32,081
Mine site administration costs	7,342	5,534
Transport and refining	269	253
Royalties	2,792	527
Change in inventories	(14,975)	(9,974)
Production costs	102,263	69,818
Depreciation and depletion	8,600	4,641
Cost of sales (including depreciation and depletion)	$110,863	$74,459

During the year ended December 31, 2018, the Company impaired $18,819 of ore in process inventory due to inventory cost exceeding net realizable value (year ended December 31, 2017 - $nil). The inventory impairment is included in cost of sales.

b)	Corporate and administrative expenses

Years ended December 31,
	Note	2018	2017
Salaries (1)		$3,770	$3,632
Consulting and professional fees (2)		5,811	1,956
Share-based payments	18b), 18c)	894	1,287
Rent and office costs		577	359
Administrative and other		1,282	1,403
Corporate and administrative expenses		$12,334	$8,637

(1)	During the year ended December 31, 2018, salaries included termination benefits of $728 (year ended December 31, 2017 - $708).
(2)	During the year ended December 31, 2018, consulting and professional fees included transaction costs related to the acquisition of Rye Patch of $2,828 (year ended December 31, 2017 - $nil) (note 5).

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

c)	Finance income, net

Years ended December 31,
	Note	2018	2017
Gain on revaluation of warrant liabilities	15	$(2,222)	$(1,338)
Accretion of provision for site reclamation and closure and other provisions	17	907	250
Interest on credit facility	13	822	-
Interest on equipment loan payables and equipment financing	14	90	6
Interest on other financial liability	16	49	-
Other financial liability settlement gain	16	(1,932)	-
Offering expense		-	57
Finance income, net		$(2,286)	$(1,025)

8.	TRADE AND OTHER RECEIVABLES

Years ended December 31,
	2018	2017
Trade receivable	$150	$1,019
VAT receivable (1)	9,982	10,614
Income tax refund receivable	3,587	-
Other receivables	12	59
	$13,731	$11,692

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. During the year ended December 31, 2018, income tax instalments applied against VAT receivable were $1,278 (year ended December 31, 2017 - $7,582) and the Company collected $13,289 (year ended December 31, 2017 - $8,246) of the VAT receivable. Subsequent to December 31, 2018, $2,050 of VAT was received by the Company.

9.	INVENTORIES

Years ended December 31,
	2018	2017
Stockpile	$688	$-
Ore in process	61,612	16,764
Finished metal inventory	4,883	383
Supplies	4,196	4,837
	71,379	21,984
Less: non-current ore in process	7,081	-
Current portion	$64,298	$21,984

The costs of inventories recognized as an expense, including inventory impairment expense (note 7(a)), for the year ended December 31, 2018, was $100,460 (year ended December 31, 2017 - $68,145) and are included in cost of sales as costs of contract mining, crushing and gold recovery costs, change in inventories and depreciation and depletion.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2018		$190,670	$121,575	$101,185	$413,430
Expenditures		8,850	4,658	15,442	28,950
Rye Patch acquisition	5	40,716	30,697	-	71,413
Change in reclamation obligation (3)	17	2,426	-	-	2,426
At December 31, 2018		242,662	156,930	116,627	516,219
Accumulated depreciation, depletion and impairment
At January 1, 2018		162,035	93,593	8,678	264,306
Depreciation and depletion		9,291	5,310	-	14,601
Impairment (4)		-	8,963	-	8,963
At December 31, 2018		171,326	107,866	8,678	287,870
Carrying amount at December 31, 2018		$71,336	$49,064	$107,949	$228,349

	Note	Mineral properties (1)	Plant and equipment (2)	Exploration and evaluation	Total
Cost
At January 1, 2017		$176,503	$112,385	$84,190	$373,078
Expenditures		13,444	9,190	16,995	39,629
Change in reclamation obligation	17	723	-	-	723
At December 31, 2017		190,670	121,575	101,185	413,430
Accumulated depreciation, depletion and impairment
At January 1, 2017		157,856	92,243	8,678	258,777
Depreciation and depletion		4,179	1,350	-	5,529
At December 31, 2017		162,035	93,593	8,678	264,306
Carrying amount at December 31, 2017		$28,635	$27,982	$92,507	$149,124

(1)	At December 31, 2018, mineral properties included deferred stripping costs with a carrying value of $13,229 (December 31, 2017 - $9,582).
(2)	Plant and equipment includes construction-in-progress assets of $1,958 (December 31, 2017 - $14,727).
(3)

The change in reclamation obligation primarily relates to the revaluation of the Florida Canyon provision for site reclamation and closure from $30,227 to $33,316 using an average US dollar risk free discount rate of 2.93% subsequent to the acquisition of Rye Patch.

(4)

The El Sauzal Plant had a carrying value of $13,963. During the period, the Company obtained third party estimates indicating the El Sauzal Plant fair value was $5,000. As a result, the Company impaired the asset by $8,963.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

a)	Carrying amount by segment

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2018
San Francisco Mine	$29,560	$13,024	$1,634	$44,218
Florida Canyon Mine	41,776	29,472	-	71,248
Ana Paula Project	-	6,452	106,164	112,616
Other	-	116	151	267
	$71,336	$49,064	$107,949	$228,349

	Mineral properties	Plant and equipment	Exploration and evaluation	Total
At December 31, 2017
San Francisco Mine	$28,635	$13,791	$1,043	$43,469
Ana Paula Project	-	14,041	91,464	105,505
Other	-	150	-	150
	$28,635	$27,982	$92,507	$149,124

b)	Mineral properties

The San Francisco Mine is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began at San Francisco in April 2010.

c)	Exploration and evaluation

The Company holds and is exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	Ana Paula Project

On May 26, 2015, the Company acquired Newstrike Capital Inc. and its primary asset the Ana Paula Project in Guerrero, Mexico.

ii.	San Francisco Mine properties

The Company has title to the Patricia, Norma, Los Carlos, Pima, and Dulce claims located in the state of Sonora, Mexico.

iii.	Rye Patch properties

The Company has title to the Garden Gate Pass and Panther Canyon claims located in the state of Nevada, US.

d)  Royalties

The Florida Canyon Mine production is subject to two royalties payable to third parties. A 2.5% net smelter royalty (“NSR”) payable to Able & York International Corporation, LLC, and a 3.25% NSR payable to Maverix Metals Inc. (“Maverix”).

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

11.	RECLAMATION BONDS

Upon acquisition of Rye Patch (note 5), the Company acquired reclamation bonds of $16,047 representing funds that have been placed in trust as security to the United States Bureau of Land Management relating to site closure obligations. The Company was required to submit collateral equivalent to 25% of the reclamation provision.

The surety bonds and restricted certificates of deposit have named the overseeing government agencies as beneficiaries in the event of the Company’s failure to complete site restoration. These deposits will be released when the government approves successful site restoration and surety bonding is no longer required.

During the year ended December 31, 2018, the collateral equivalent was reduced to 10% of the reclamation provision reducing the reclamation bonds by $5,086 which was returned to the Company in cash.

At December 31, 2018, the reclamations bonds were $10,877 (December 31, 2017 - $nil). The funds consist of $5,431 cash and cash equivalents, $3,970 fixed income funds, and $1,476 equity funds (December 31, 2017 - $nil). During the year ended December 31, 2018, interest income and loss on funds were $60 and $144, respectively (year ended December 31, 2017 - $nil and $nil, respectively).

12.	TRADE PAYABLES AND ACCRUED LIABILITIES

Years ended December 31,
	2018	2017
Trade payables	$24,843	$17,699
Income taxes payable	1,673	1,251
Accrued liabilities	6,407	4,121
Deferred revenue	1,836	-
Vendor loan	1,725	1,725
	$36,484	$24,796

13.	CREDIT FACILITY

Upon the acquisition by the Company of Rye Patch (note 5), Rye Patch and FCMI had a $27,000 credit facility (“Credit Facility”) with Macquarie Bank Limited (“MBL”), of which $16,562 was owing on the Closing Date. The Credit Facility accrued interest at LIBOR plus 8% per annum and was payable on demand.

During the year ended December 31, 2018, the Company repaid the $16,562 outstanding balance of the Credit Facility. Following the repayment, there was no outstanding debt balance owing to MBL and the Credit Facility was terminated.

During the year ended December 31, 2018, interest expense was $822 (year ended December 31, 2017 - $nil).

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

14. EQUIPMENT LOANS PAYABLE

Haul trucks financing

Upon acquisition of Rye Patch (note 5), the Company assumed an equipment loan payable of $2,431 to Caterpillar Financial Services Corporation (“CAT”). At December 31, 2018, the CAT loans had a remaining term of 33 months bearing an annual interest rate of 6.95% with monthly instalments of $70 and are secured by the underlying equipment (four haul trucks).

December 31,
2018
Balance, Closing Date	$2,431
Interest	90
Payments - principal and interest	(486)
$2,035
Non-current portion of loans payable	$1,318
Current portion of loans payable	$717

Equipment financing

On December 28, 2018, the Company obtained a $2,500 equipment loan from CAT. The loan term is 36 months and matures on January 1, 2022. The loan bears an annual interest rate of 8.29%. The Company will repay the principal and accrued interest in 12 quarterly installments starting on April 1, 2019. A loan fee of $50 was paid upon execution of the agreement. The loan is secured with the underlying mobile equipment at the Florida Canyon Mine.

At December 31, 2018, the current and non-current portion of the loan payable is $625 and $1,875, respectively.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

15.	WARRANT LIABILITY

The share purchase warrants are classified as a financial instrument under the principles of IFRS 9, as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar. Accordingly, the outstanding warrants are remeasured to fair value at each reporting date with change in the fair value charged to finance income, net (note 7(c)).

						Warrants Outstanding at December 31,
Issuance	Expiry Date	TSX Ticker	Exercise Price	Warrants Issued	Common Shares Upon Exercise	2018	2017
Bought deal July 20, 2017 (1)	July 20, 2018	ALO.WT.A	C$8.00 $6.36	4,031,000	4,031,000	-	4,031,000
Bought deal November 30, 2016 (2)	May 30, 2018	ALO.WT	C$0.70 $0.52	18,200,000	1,820,000	-	18,200,000
Warrant issued (3)(4)	July 28, 2018	-	C$2.98 $2.30	721,258	721,258	-	-
Warrant issued (3)(4)	December 29, 2018	-	C$3.52 $2.71	56,815	56,815	-	-
Warrant issued (4)	January 31, 2020	-	C$2.71 $2.09	147,692	147,692	147,692	-
Warrant issued (4)	January 31, 2020	-	C$3.44 $2.65	7,384,656	7,384,656	7,384,656	-
Warrant issued (4)	July 28, 2021	-	C$2.98 $2.30	1,198,119	1,198,119	1,198,119	-
				31,739,540	15,359,540	8,730,467	22,231,000

(1)	On July 20, 2018, warrants issued with the July 20, 2017, bought deal expired unexercised.
(2)	On May 30, 2018, warrants issued with the November 30, 2016, bought deal expired unexercised.
(3)	On July 28, 2018, and December 29, 2018, warrants issued with the acquisition of Rye Patch (note 5) expired unexercised.
(4)	Replacement warrants issued with the acquisition of Rye Patch (note 5).

The share purchase warrants were revalued to the following:

Years ended December 31,
	2018	2017
Bought deal July 20, 2017 (1)	$-	$305
Bought deal November 30, 2016 (1)	-	290
Warrants issued through Rye Patch acquisition (2)	30	-
	$30	$595

(1)	Valuation based on the TSX closing price at December 31, 2017.
(2)	Valuation based on the following assumptions for the Black-Scholes options pricing:

December 31,
2018
Risk-free interest rate	1.9%
Expected life of warrants	0.2 - 3.2 years
Annualized volatility	25.9 - 45.7%
Dividend rate	0.0%

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the year ended December 31, 2018, the Company recognized the following (gain) loss on revaluation of the share purchase warrant liabilities (note 7(c)):

Years ended December 31,
	2018	2017
Bought deal July 20, 2017	$(290)	$(495)
Bought deal November 30, 2016	(304)	(930)
Private placement October 19, 2015	-	87
Warrants issued through Rye Patch acquisition	(1,628)	-
	$(2,222)	$(1,338)

16.	OTHER FINANCIAL LIABILITY

Upon acquisition of Rye Patch (note 5), the Company assumed a Share Purchase Agreement dated May 24, 2016, (the “ADM Agreement”) relating to the sale by the parties thereunder (the “ADM Parties”) of the shares in Florida Canyon and certain outstanding obligations of Rye Patch relating to such sale. Under the ADM Agreement, Rye Patch was required to make certain payment obligations upon the occurrence of certain events including a change of control of Rye Patch.

The payment obligations consisted of the Company being required (i) to pay to the ADM Parties $5,000, plus interest, the settlement of which could take the form of either $5,000 cash or a $2,500 cash payment and $2,500 of common share issuance, and (ii) will incur interest at 4% per annum for the first year and 9% per annum thereafter. Upon acquisition of Rye Patch, the other financial liability had a fair value of $5,000.

During the year ended December 31, 2018, the Company settled the other financial liability to the ADM Parties agreeing to pay the following consideration:

•	Issued 923,077 of the Company’s common shares at C$0.95 ($0.73) valued at C$877 ($676);
•

Issued an unsecured promissory note (the “Note”) for $2,500 payable in five years. The Note bears interest that is payable quarterly at a rate of 4% per annum until the first anniversary of the Note and 9% per annum until the maturity date of the Note. The Company has the right to repay the Note at any time without penalty. The Note has an amortized cost of $2,392 and is accreted to face value over its term using annual effective interest rate at 9.18%; and,

•

Issued 2,307,692 share purchase warrants entitling the ADM Parties to purchase 1,107,692 common shares of the Company at a strike price of $3.25, with an expiry date of October 10, 2020. As at December 31, 2018, 2,307,692 of these warrants were outstanding. The weighted average grant date fair value of the share purchase warrants was $nil.

As a result of the agreed settlement, the Company recorded an other financial liability gain of $1,932 and the accrued interest expense was $49 for the year ended December 31, 2018.

17.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at December 31, 2016	$3,148
Accretion of discounted cash flows	230
Change in estimated cash flows and assumptions	723
Balance at December 31, 2017	$4,101
Addition of Florida Canyon Mine at the Closing Date	30,227
Accretion of discounted cash flows	876
Change in estimated cash flows and assumptions	2,426
Balance at December 31, 2018	$37,630

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the year ended December 31, 2018, the Company completed its annual reassessment of the provision for site reclamation and closure based on independent technical reports. As a result of this reassessment, the provision was decreased by $663 (December 31, 2017 - $723). Due to the Rye Patch transaction, the change in estimated cash flows was increased by $3,089 as a result of applying the US dollar risk free discount rate of 2.93% subsequent to the acquisition.

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Mine is $5,840 (December 31, 2017 - $5,337). The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the Florida Canyon Mine is $33,921 (December 31, 2017 - $nil).

The cash flows have been inflated by a weighted average rate of 2.65% (December 31, 2017 - 3.5%) and discounted using the weighted average pre-tax risk-free rate of 3.78% (December 31, 2017 - 7.5%). The provision for site reclamation and closure is not expected to be paid in the near term and is intended to be funded from cash balances at the time of the mine closure.

18.	EQUITY
a)	Authorized share capital
•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and,
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions during the year ended December 31, 2018:

•	The Company issued 39,105,365 common shares valued at C$89,942 ($69,771) to acquire Rye Patch (note 5). Transactions costs related to the share issuance was C$327 ($253).
•	The Company issued 923,077 common shares valued at C$877 ($676) to settle the other financial liability (note 16).

The Company had the following common share transactions during the year ended December 31, 2017:

•	The Company closed a bought deal financing and issued 8,062,000 common shares for gross proceeds of C$49,380 ($39,237), with transaction costs allocated to the equity component of C$3,523 ($2,799).
•	The Company issued 1,000,000 common shares valued at C$5,170 ($4,141) upon exercise of private placement warrants (note 15).
•	The Company issued 53,854 common shares valued at $214 upon exercise of share options.

At December 31, 2018, there were 84,707,143 issued and outstanding common shares (December 31, 2017 - 44,678,701). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Market Price as defined by the TSX Corporate Finance Manual and vest over periods no less than eighteen months.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

Share option transactions and the number of share options outstanding during the years ended December 31, 2018 and 2017, are summarized as follows:

	Number of share options	Weighted average exercise price (C$)
Outstanding at January 1, 2017	1,785,450	11.47
Granted	796,900	5.26
Exercised	(60,000)	3.30
Expired	(197,500)	25.72
Forfeited	(190,000)	10.30
Outstanding at December 31, 2017	2,134,850	8.29
Granted	1,284,845	2.99
Granted for acquisition of Rye Patch (note 5)	1,511,800	4.52
Forfeited	(1,907,993)	3.44
Outstanding at December 31, 2018	3,023,502	6.14
Exercisable at December 31, 2018	1,737,967	8.03

Share options outstanding and exercisable at December 31, 2018, are as follows:

Exercise price range (C$)	Number of options outstanding	Weighted average exercise price (C$)	Weighted average remaining life of options (years)	Number of options exercisable	Weighted average exercise price (C$)	Weighted average remaining life of options (years)
1.00 - 10.00	2,729,402	4.36	3.85	1,443,867	5.03	3.71
10.01 - 20.00	191,500	18.16	0.91	191,500	18.16	0.91
20.01 - 31.40	102,600	31.20	2.61	102,600	31.20	2.61
	3,023,502	6.14	3.62	1,737,967	8.03	3.33

The fair value of share options recognized as an expense during the year ended December 31, 2018, was $926 (year ended December 31, 2017 - $892) (note 7(b)).

The weighted average grant date fair value of options granted during the year ended December 31, 2018, was C$1.30 ($1.03) (year ended December 31, 2017 - C$3.07 ($2.36)). The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the years ended December 31, 2018 and 2017:

	Years ended December 31,
	2018	2017
Risk-free interest rate	2.2%	1.2%
Expected life of options	4.5 years	4.5 years
Annualized volatility	47.4%	75.4%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The annualized volatility and forfeiture rate assumptions are based on historical results.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

c)	Share-based compensation

On September 13, 2017, the Board of Directors approved grants of deferred share units, restricted share units, and performance share units under its long-term incentive plan.

DSU, RSU and PSU Activity	DSUs (thousands)	DSU Fair Value	RSUs (thousands)	RSU Fair Value	PSUs (thousands)	PSU Fair Value
At January 1, 2017	-	$-	-	$-	-	$-
Granted	113	492	175	762	175	1,318
Change in value	-	(77)	-	(119)	-	(228)
At December 31, 2017	113	$415	175	$643	175	$1,090
Granted	222	501	322	769	322	791
Forfeited	-	-	(138)	(147)	(121)	(134)
Change in value	-	(634)	-	(962)	-	(1,747)
At December 31, 2018	335	$282	359	$303	376	$-

i)	Deferred share units

Directors were granted DSUs where each DSU has a value equivalent to the price of one common share listed on the TSX. The DSUs are settled in cash and fully vest the day before each Annual General Meeting. Cash settlement takes place following a Director’s resignation.

At December 31, 2018, the carrying amount of DSUs outstanding and included in accrued liabilities was $266 (December 31, 2017 - $189). For the year ended December 31, 2018, share-based payments expense related to the DSUs was $77 (year ended December 31, 2017 - $189) (note 7(b)).

ii)	Restricted share units

Selected employees were granted RSUs where each RSU has a value equivalent to the price of one common share listed on the TSX. The RSUs are settled in cash and fully vest on the three-year anniversary date.

At December 31, 2018, the carrying amount of the RSUs outstanding and included in other liabilities was $97 (December 31, 2017 - $64). For the year ended December 31, 2018, share-based payments expense related to the RSUs was $33 (year ended December 31, 2017 - $64) (note 7(b)).

iii)	Performance share units

Selected employees were granted PSUs where each PSU has a value equivalent to the price of one common share listed on the TSX. The PSUs are settled in cash and fully vest on December 31 starting in the grant year (the “Performance Period”). Performance results at the end of the Performance Period relative to performance criteria and the application of a performance multiplier determines the vesting number of PSUs for each participant. Criteria is based on the Company’s share price performance in relation to its peer group.

At December 31, 2018, the carrying amount of the PSUs outstanding and included in other liabilities was $nil (December 31, 2017 - $142). For the year ended December 31, 2018, share-based payments recovery related to the PSUs was $142 (year ended December 31, 2017 expense - $142) (note 7(b)).

19.	INCOME TAXES
a)	Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the years ended December 31, 2018 and 2017:

Years ended December 31,
	2018	2017
(Loss) earnings before income taxes	$(12,396)	$20,688
Combined Canadian federal and provincial income tax rates	27.0%	26.0%
Expected income tax (recovery) expense	(3,347)	5,379
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	(1,341)	748
Non-deductible expenses and Mexico inflation adjustments	244	(199)
Foreign exchange	4,733	(1,925)
Change in prior year estimates	196	-
Mexican special mining duty	1,020	1,105
Withholding taxes	670	424
Change in unrecognized deferred income tax assets	(147)	2,243
Other	(380)	1,015
Income tax expense	$1,648	$8,790

b)	Deferred tax assets and liabilities

The composition of the Company's net deferred income tax liabilities at December 31, 2018 and 2017, are as follows:

	December 31, 2018	December 31, 2017
Deferred tax assets:
Provision for site reclamation and closure	$5,466	$1,427
Non-capital losses	6,017	-
	11,483	1,427

Deferred tax liabilities:
Mineral properties, plant and equipment, exploration and evaluation	(13,004)	(5,186)
Mexican special mining duty	(4,782)	(1,613)
Other	(5,130)	(2,600)
	(22,916)	(9,399)
Deferred tax liabilities, net	$(11,433)	$(7,972)

	Note	December 31, 2018	December 31, 2017
Deferred tax liability, opening		$7,972	$3,505
Acquisition of mines	5	3,617	-
Deferred tax (recovery) expense charged to earnings during the year		(65)	4,467
Other		(91)	-
Deferred tax liability, closing		$11,433	$7,972

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

The Company's unrecognized tax losses, deductible temporary differences, and tax credits at December 31, 2018 and 2017, are as follows:

	December 31, 2018	December 31, 2017
Non-capital losses	$114,700	$90,200
Mineral properties, plant and equipment, exploration and evaluation	328	114
Share issuance costs	4,422	3,657
	$119,450	$93,971

c)	Non-capital losses

At December 31, 2018, the Company has losses for income tax purposes in Canada, US and Mexico of $47,728 (December 31, 2017 - $42,635), $9,810 (December 31, 2017 - $nil) and $71,113 (December 31, 2017 - $55,977), respectively, which may be used to reduce future taxable income. The Canadian losses, if not utilized, will expire beginning 2024 through to 2038, the US losses, if not utilized, will expire beginning 2019 through 2038, and the Mexican losses, if not utilized, will expire beginning 2019 through to 2028.

20.	(LOSS) EARNINGS PER SHARE

	Year ended December 31, 2018			Year ended December 31, 2017
	Loss for the period	Weighted average shares outstanding	Loss per share	Earnings for the period	Weighted average shares outstanding	Earnings per share
Basic EPS	$(14,044)	68,456,434	$(0.21)	$11,898	39,409,369	$0.30
Effect of dilutive securities:
Share options	-	-	-	-	172,570	-
Warrants	-	-	-	-	275,304	-
Diluted EPS	$(14,044)	68,456,434	$(0.21)	$11,898	39,857,243	$0.30

At December 31, 2018, 3,023,502 (December 31, 2017 - 2,134,850) share options were outstanding, of which 3,023,502 were anti-dilutive (December 31, 2017 - 1,723,584).

At December 31, 2018, share purchase warrants that entitle the holders to purchase 9,838,159 (December 31, 2017 - 5,851,000) common shares were outstanding, of which 9,838,159 (December 31, 2017 - 5,851,000) were anti-dilutive.

21.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

As at December 31, 2018, the Company held $21,978 of cash (December 31, 2017 - $31,474) and $50 of cash equivalents (December 31, 2017 - $nil).

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2018	2017
Shares issued to settle other financial liability	16	$676	-
Fair value of Coeur shares received in disposal of property	6	18,782	-
		$19,458	$-

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

22.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and,

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At December 31, 2018 and 2017, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statements of financial position at fair value with the exception of the reclamation bonds (note 11), share purchase warrants (note 15), and derivative asset/liability.

The carrying values of cash and cash equivalents, short-term investments, trade and other receivables, trade payables, vendor loan and equipment loan approximate their fair value due to their short-term nature.

At December 31, 2018 and 2017, there were no financial assets or liabilities measured and recognized in the consolidated statements of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the share purchase warrants (note 15) and derivative asset/liability, which are a Level 2 fair value measurements.

Zero cost collars

During the year ended December 31, 2018, the Company held option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts.

During the year ended December 31, 2018, 25,000 put options and nil call options were settled resulting in a derivative gain of $878 (Year ended December 31, 2017 - $6).

At December 31, 2018, the fair value of the derivative asset of $nil (December 31, 2017 - $21) is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

There were no gold option contracts outstanding at December 31, 2018. Subsequent to December 31, 2018, a total of 18,000 gold ounces were placed under the above contracts with expiry through to June 28, 2019, with a weighted average floor price of $1,283 per gold ounce and a weighted average sales price of $1,355 per gold ounce. At March 12, 2019, all 18,000 options contracts were unsettled.

Forward sales contracts

Upon acquisition of Rye Patch (note 5), the Company assumed fixed price gold forward sales contracts with MBL covering 127,371 gold ounces to be settled through 2021. The contracts were treated as derivative financial instruments as they do not meet the own-use exemption under IFRS 9. At the Closing Date, the forward sales contracts were valued and determined to be a derivative liability of $9,674.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

During the year ended December 31, 2018:

• 113,199 ounces were financially settled resulting in a realized gain of $2,886; and,

• 14,172 ounces were delivered into the contracts resulting in a realized gain of $674.

At December 31, 2018, the Company had nil fixed price gold forward sales contracts (December 31, 2017 - nil).

Subsequent to December 31, 2018, a total of 14,000 gold ounces were place under forward contracts with a weighted average price of $1,307 per gold ounce. At March 12, 2019, 7,000 were settled.

Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in the US and Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly limited to cash and cash equivalent balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities, any gold and silver sales and related receivables and other receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2018 and 2017, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

Cash and cash equivalents and short-term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of one year or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions. The Mexican tax authorities with whom the Company holds a VAT receivable balance, are also deemed to be of sound credit worthiness.

ii.	Commodity price risks

The Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity.

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31, 2018	December 31, 2017
Canadian dollar net monetary (liabilities) assets	$(1,042)	$4,173
Mexican peso net monetary assets	5,628	5,403
	$4,586	$9,576

The effect on earnings before income tax at December 31, 2018, of a 10.0% change in the foreign currencies against the US dollar on the above-mentioned net monetary assets and liabilities of the Company is estimated to be an increase/decrease of $459 (December 31, 2017 - $958) assuming that all other variables remained constant.

The calculations above are based on the Company’s statement of financial position exposure at December 31, 2018.

iv.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk.

A summary of future operating commitments is presented in note 25.

v.	Interest rate risk

The Company’s interest revenue earned on cash and short-term investments are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is low as the Company has a fixed interest rate on the short-term investments.

The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

vi.	Fair value disclosures

The carrying values of cash and cash equivalents, trade and other receivables, trade payables and accrued liabilities, equipment loan payables, vendor loan, and other financial liability approximate their fair value due to their short-term nature.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

23.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the years ended December 31, 2018 and 2017, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, share-based payments, and termination benefits are included in corporate and administrative expenses.

Key management compensation includes:

Years ended December 31,
	2018	2017
Salaries and benefits	$1,136	$1,065
Bonuses	100	387
Share-based payments	328	476
Termination benefits	470	385
	$2,034	$2,313

24.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. At December 31, 2018, the capital of the Company consists of consolidated equity, equipment loan payable and other financial liability, net of cash and cash equivalents and short-term investments.

	December 31, 2018	December 31, 2017
Equity	$254,224	$196,585
Equipment loans payable	4,535	-
Other financial liability	2,441	-
	261,200	196,585
Less: Cash and cash equivalents	(21,978)	(31,474)
Less: Short-term investments	-	(20,082)
	$239,222	$145,029

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2018 and 2017, the Company was not subject to any externally imposed capital requirements.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

25.	COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments at December 31, 2018, are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	$36,484	$36,484	$-	$-
Equipment loan payable	4,535	1,342	3,193	-
Other financial liability	2,441	-	2,441	-
Interest payments on equipment financing	539	265	274	-
Interest payments on other financial liability	1,000	151	849	-
	44,999	38,242	6,757	-
Commitments
Future operating commitments (1) (2)	7,042	3,349	3,693	-
Provision for site reclamation and closure (3)	39,761	-	-	39,761
Other provisions (4)	1,412	1,412	-	-
	48,215	4,761	3,693	39,761
Total financial liabilities and commitments	$93,214	$43,003	$10,450	$39,761

(1)

The future operating commitments of the Company are mainly due to the cyanide contract with Cyanco Company LLC (“Cyanco”). A four-year contract with Cyanco was signed effective October 6, 2016, which includes a requirement of purchasing a minimum volume of 5,000,000 pounds per year. Operating commitments also include leases for the office premises.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)

Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine and of the Florida Canyon Mine. The undiscounted amounts are $5,840 and $33,921, respectively.

(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal de Mexico, S.A. DE C.V. (“Peal”) contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 2.3%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2018, this obligation was determined to be $1,412.

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

Peal Arbitration

In February 2019, Peal de Mexico, S.A. DE C.V. gave notice of the termination of the mining services contract (“Peal Contract”) between Peal and Molimentales. Peal also entered in the arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Contract. The Company has properly accrued all expenses, including demobilization costs, based on the actual costs incurred. The Company has not accrued a termination penalty of $20,000 as it does not believe there is basis for the claim in the Peal Contract. The Company intends to vigorously defend its position in the arbitration and no additional liability has been recognized in the consolidated financial statements.

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

26.	SEGMENTED INFORMATION

Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company has determined that it has three reportable operating segments, the San Francisco Mine and Ana Paula Project located in Mexico, and the Florida Canyon Mine located in the US. The Florida Canyon Mine was included as part of the Rye Patch acquisition (note 5) and is a significant operating asset of the Company which is monitored by the CODM.

Other consists primarily of the Company’s corporate assets, derivative assets, warrant liabilities and corporate and administrative expenses which are not allocated to operating segments.

A reporting segment is defined as a component of the Company:

•	that engages in business activities from which it may earn revenues or incur expenses;
•	whose operating results are regularly reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and,
•	for which discrete financial information is available.

The CODM evaluates segment performance based on earnings from operations and capital expenditures.

The Company does not treat the production of gold and silver, the primary two minerals produced at the San Francisco Mine and Florida Canyon Mine, as separate operating segments as they are the output of the same production process, only become separately identifiable as finished goods and are not reported separately from a management perspective.

	Year ended December 31, 2018
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$67,187	$37,340	$-	$-	$104,527
Production costs	(68,838)	(33,425)	-	-	(102,263)
Depreciation and depletion	(7,175)	(1,425)	-	-	(8,600)
Corporate and administrative expenses	(1,667)	-	22	(10,689)	(12,334)
Loss on sale of asset	-	-	-	(1,589)	(1,589)
Impairment of El Sauzal Plant	-	-	(8,963)	-	(8,963)
(Loss) earnings from operations	$(10,493)	$2,490	$(8,941)	$(12,278)	$(29,222)
Capital expenditures	$11,341	$2,406	$15,759	$19	$29,525

	Year ended December 31, 2017
Segment results	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
Metal revenues	$105,162	$-	$-	$-	$105,162
Production costs	(69,818)	-	-	-	(69,818)
Depreciation and depletion	(4,641)	-	-	-	(4,641)
Corporate and administrative expenses	(2,047)	-	-	(6,590)	(8,637)
Earnings (loss) from operations	$28,656	$-	$-	$(6,590)	$22,066
Capital expenditures	$20,909	$-	$17,256	$163	$38,328

ALIO GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

(In thousands of United States dollars, except where noted)

Segment assets and liabilities	San Francisco Mine	Florida Canyon Mine	Ana Paula Project	Other	Total
As at December 31, 2018
Total assets	$91,763	$138,980	$114,496	$3,047	$348,286
Total liabilities	$37,586	$50,669	$1,771	$4,036	$94,062
As at December 31, 2017
Total assets	$89,612	$-	$107,196	$38,827	$235,635
Total liabilities	$33,577	$-	$3,028	$2,445	$39,050

During the years ended December 31, 2018 and 2017, the Company had sales agreements with four major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Years ended December 31,
	2018	2017
Customer A	59%	94%
Customer B	36%	-
Customer C	5%	5%
Customer D	-	1%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell finished goods.

The Company’s metal revenues from operations, all of which are derived in Mexico and the United States, for the years ended December 31, 2018 and 2017, are as follows:

	Years ended December 31,
	2018	2017
Gold	$103,838	$104,510
Silver by-product	689	652
	$104,527	$105,162